Exhibit 99.2

OPERATING AND FINANCIAL REVIEW

Overview

We provide advertisement and content production services and operate a leading mobile and online advertising, media and entertainment business in China. Major production from us includes short videos, online variety show, online drama, living stream and CHEERS series. We are fast becoming one of the leading contents driven e-commerce platforms in China. We focus on creating original lifestyle content to monetize our advertising and e-commerce platform. We mainly offer and generate revenue from the copyright licensing of self-produced content, advertising and customized content production and CHEERS e-Mall marketplace service, membership fees, and others.

Operating activities

In February 2024, we launched the Year of the Dragon Edition of CHEERS Telepathy. This major upgrade included substantial advancements in model architecture, computing power, and content creation capabilities, including painting, text-to-image, image-to-image, commercial scenarios, dialogue, and long-form text generation.

In June 2024, we released CHEERS Telepathy 2.0. This version featured more advanced and complicated algorithms and models, more powerful application capacity, and more comprehensive AI interaction functionalities to improve user experience, as well as a richer, more diverse and authentic generation effect. As of September 2024, CHEERS Telepathy supports users in 12 countries and regions.

In December 2024, we released CHEERS Telepathy 2.5. This upgrade provided further technical and application advancements, integrating innovative AI tools for content creators.

In December 2023, our Beijing subsidiary was recognized as a National High-Tech Enterprise. In April 2024, our Beijing subsidiary was recognized as Specialized and Innovative Enterprise. The Company’s consecutive recognition as both National High-Tech Enterprise and Specialized and Innovative Enterprise specializing in advanced technologies underscores its leadership in technological innovation, robust market competitiveness, and dominant position within the media technology sector. These accolades highlight the Company’s ability to deliver cutting-edge, unique products through specialized expertise.

Financing and investing activities

On September 9, 2024, the Company closed a Subscription Agreement (the “Subscription Agreement”) with Mr. Bing Zhang, the Company’s Chairman, Director, Chief Executive Officer and Chief Financial Officer. Pursuant to the Subscription Agreement, the Company agreed to issue and sell to Mr. Zhang an aggregate of 500,000 Class B Ordinary Shares of the Company, at par, for an aggregate purchase price of US$500, or US$0.001 per share (the “Share Purchase”).

On December 3, 2024, the Company announced that its board of directors (the “Board”) has authorized a $50 million repurchase program of its Class A Ordinary Shares over the next 36 months. As of the date of this annual report, no Class A ordinary shares have been repurchased by the Company.

Share Consolidation

On November 24, 2023, the Company effected a share consolidation at a ratio of one-for-tenth (10) ordinary shares with a par value of $0.0001 each in the Company’s issued and unissued share capital into one ordinary share with a par value of approximately $0.001 (“the Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company to be $20,200 divided into 20,000,000 ordinary shares of a par value of $0.001 each and 2,000,000 preferred shares of a par value of $0.0001 each.

Charter Amendment — Adoption of Dual-Class Share Structure

On September 4, 2024, the Company effected the increase of the Company’s authorized share capital as from US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each; to US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares”) and 2,000,000 preferred shares of a par value of US$0.0001 each; by the creation of 500,000 Class B ordinary shares of a par value of US$0.001 each. Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class, and each Class A Ordinary Share shall be entitled to one (1) vote and each Class B Ordinary Share shall be entitled to one hundred (100) votes. Class B Ordinary Shares are not convertible into Class A Ordinary Shares, and may be redeemed by the Company at par value at the option of the holder.

On May 12, 2025, the shareholders authorized and approved an increase in the number of authorized Class A ordinary shares, par value US$0.001 per share, from 200,000,000 to 500,000,000. In connection with this approval, the shareholder resolution (“Amendment Resolution”) was filed with the Registrar of Companies of the Cayman Islands on May 13, 2025, and incorporated into the Third Amended and Restated Memorandum and Articles of Association (the “MAA”). This filing of the Amendment Resolution to the MAA effected an increase of the Company’s authorized share capital from US$200,700, divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Shares”), and 2,000,000 preferred shares of a par value of US$0.0001 each, to US$500,700, divided into 500,000,000 Class A Shares, 500,000 Class B Shares, and 2,000,000 preferred shares of a par value of US$0.0001 each.

Key Factors that Affect Operating Results

We believe that our results of operations are significantly affected by the following key factors:

Ability to maintain and grow users and user time spent on the CHEERS App

Our success depends on our ability to maintain and grow users and user time spent on the CHEERS App. To attract and retain users and compete against our competitors, we must continue to offer high-quality content, especially popular original content that provides our users with a superior online entertainment experience. To this end, we must continue to produce new original content and source new talent and producers in a cost effective manner. Given that we operate in a rapidly evolving industry, we must anticipate user preferences and industry trends and respond to such trends in a timely and effective manner.

Ability to obtain adequate capital to meet our capital needs

The operation of an internet video streaming content provider and producer of television shows requires significant and continuous investment in content production or acquisition and video production technology. Producing high-quality original content is costly and time-consuming and typically requires a long period of time in order to realize a return on investment, if at all.

Ability to provide our users with compelling content choices

In addition to our content production for television shows, we have experienced significant user growth for our mobile and on-line video and e-commerce products over the past several years. Our ability to continue to retain users and attract new users will depend in part on our ability to consistently provide our users with compelling content choices, as well as a quality experience for selecting and viewing video content.

Ability to maintain and enhance our brand

We believe that maintaining and enhancing our brand is of significant importance to the success of our business. Our well-recognized brand is critical to increasing our user base and, in turn, expanding our shoppers for our e-commerce platform and attractiveness to advertising customers and content providers. Since the internet video industry is highly competitive, maintaining and enhancing our brand depends largely on our ability to become and remain a market leader in China, which may be difficult and expensive to accomplish.

Segment information

We have two operating segments, namely CHEERS App Internet Business and Traditional Media Businesses. Our CHEERS App Internet Business generates advertising revenue from broadcasting IP short videos, live streaming and APP advertising through our CHEERS App and service revenue from our Cheers E-mall marketplace. Our Traditional Media Business mainly contributes to the advertising revenue from our Cheers TV-series, copyright revenue, customized content production revenue and others. The table below measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

	For the Six Months Ended June 30, (In U.S. dollars in thousands)
	2025	2024
Net revenues:
Cheers APPs Internet Business	$65,497	$61,506
Traditional Media Business	5,496	9,549
Total consolidated net revenues	70,993	71,055
Operating expenses:
Cheers APPs Internet Business	(54,655)	(50,926)
Traditional Media Business	(4,585)	(7,906)
Total segment operating expenses	(59,240)	(58,832)
Operating income:
Cheers APPs Internet Business	10,842	10,580
Traditional Media Business	911	1,643
Total segment operating income	11,753	12,223
Unallocated item *	(3,429)	(584)
Total consolidated operating income	$8,324	$11,639

*	The unallocated item for the six months ended June 30, 2025 and 2024 presents the share-based compensation for employees, which is not allocated to segments.

A. Operating Results

The following table summarizes our consolidated results of operations in absolute amount and as a percentage of our total net revenues for the periods indicated. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance. The numbers are expressed in U.S. dollars in thousands, except for percentages.

	For the Six Months Ended June 30,
	In U.S. dollars in thousands
	2025		2024		Change
	US$	%	US$	%	US$	%
Revenues	70,993	100.00	71,055	100.00	(62)	(0.09)
Operating expenses:
Cost of revenues	(20,772)	(29.26)	(18,885)	(26.58)	(1,887)	9.99
Selling and marketing	(35,321)	(49.75)	(37,559)	(52.86)	2,238	(5.96)
General and administrative	(4,243)	(5.98)	(1,611)	(2.27)	(2,632)	163.38
Research and development	(2,333)	(3.29)	(1,361)	(1.92)	(972)	71.42
Total operating expenses	(62,669)	(88.28)	(59,416)	(83.63)	(3,253)	5.47

Income from operations	8,324	11.72	11,639	16.37	(3,315)	(28.48)

Total other (expenses) income, net	(572)	(0.81)	200	0.28	(772)	(386.00)
Income before income taxes	7,752	10.91	11,839	16.65	(4,087)	(34.52)
Income tax benefits	4	0.01	578	0.81	(574)	(99.31)
Net income	7,756	10.92	12,417	17.46	(4,661)	(37.54)

Revenues

For the six months ended June 30, 2025 and 2024, we primarily generated revenues from two revenue streams: advertising and CHEERS e-Mall market service. For the six months ended June 30, 2025 and 2024, 99.9% and 99.7% of our revenue derived from advertising services.

Our revenues kept stable at approximately $71.0 million and $71.1 million for the six months ended June 30, 2025 and 2024, respectively. The change in revenues was mainly caused by (i) a decrease of approximately $0.1 million in CHEERS e-Mall market service due to decreased transaction volume facilitated on our marketplace which was primarily affected by diversified online shopping models like livestream shopping, and (ii) a decrease of approximately $0.1 million in other revenues from customized content production due to increasing competition in this area, partially net off against an increase of approximately $0.1 million in advertising revenues as more advertising orders were placed by our customers.

We expect to further expand our customers base with our efforts to enhance brand recognition and user traffic generation, leading to more exposure and high popularity of our Apps.

 Operating expenses

Operating expenses consists of cost of revenues, selling and marketing, general and administrative and research and development expense.

Cost of revenues consists primarily of production cost of TV series, short stream video, live stream and network drama, labor cost and related benefits, payments to various channel owners for broadcast, purchase cost of goods and copyrights and costs associated with the operation of our online game and shopping platform CHEERS App such as bandwidth cost and amortization of intangible assets. Our cost of revenues increased by approximately $1.9 million, or 9.99%, from approximately $18.9 million for the six months ended June 30, 2024 to approximately $20.8 million for the six months ended June 30, 2025. The increase in cost of revenues was attributable to the increase in revenues generated from advertising revenues. However our gross margin decreased which was primarily due to decrease in the service fees charged to our advertising customers. We expect to achieve a further increase in advertising revenues with our continuous investment in advertising business. However, it may take time to make further investments before we generate revenues.

Our sales and marketing expenses primarily consist of salaries and benefits of sales department, user acquisition expense, advertising fee, travelling expense and CHEERS e-Mall marketing expense. Our sales and marketing expenses decreased by approximately $2.3 million, to approximately $35.3 million for the six months ended June 30, 2025 from approximately $37.6 million for the six months ended June 30, 2024. The decrease was mainly due to a decrease in promotion service charge because we reduced cost in marketing and promotion as we believe we have gained reputation among our target customers.

Our general and administrative expenses consist primarily of salaries and benefits for members of our management and bad debt provision expense for accounts receivable and professional service fees. Our general and administrative expenses increased from approximately $1.6 million for the six months ended June 30, 2024 to approximately $4.2 million for the six months ended June 30, 2025. The increase in general and administrative expenses was mainly attributable to an increase of approximately $2.8 million in share-based compensation expenses because we granted 1,350,000 restricted shares to certain employees in the six months ended June 30, 2025, as compared with 231,909 restricted shares to certain employees in the six months ended June 30, 2024.

Our research and development expenses consist primarily of salaries and benefits for our research and development department. Research and development expenses for the six months ended June 30, 2025 and 2024 were approximately $2.3 million and approximately $1.4 million, respectively. Such increase was primarily due to the continued investment in the IT infrastructure, user-friendliness upgrades, and continual implementation on content driven strategies.

Income tax benefits

Income tax benefits for the six months ended June 30, 2025 and 2024 were approximately $4,000 and $0.6 million, respectively, arising from allowance for expected credit losses of accounts receivable and allowance for prepayments. The decrease in deferred tax benefits was primarily because we reversed of certain credit losses of accounts receivable in the six months ended June 30, 2025.

Net Income

As a result of the foregoing, we had reported a net income of US$7.8 million and US$12.4 million, respectively, for the six months ended June 30, 2025 and 2024.

B. Liquidity and Capital Resources

As of June 30, 2025 and December 31, 2024, our principal sources of liquidity were cash and cash equivalents of approximately $203.2 million and $197.7 million, respectively. Working capital as of June 30, 2025 was approximately $284.5 million. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantially all of our cash and cash equivalents as of June 30, 2025 were held in China, of which all are denominated in Renminbi (RMB). In addition, we are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and VIEs in China. As a result, our ability to pay dividends, if any, depends upon dividends paid by our wholly-owned subsidiaries. We do not anticipate to pay any dividends in the future as any net income earned will be reinvested in the Company. In addition, our WFOE is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our WFOE and each of its consolidated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our WFOE to business development and do not plan to request dividend distributions from the WFOE.

If we experience an adverse operating environment or incurred anticipated capital expenditure requirement, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that the additional financing, if required, would be on favorable terms or available at all. Such financing may include the use of additional debt or the sale or additional securities. Any financing, which involves the sale of equity securities or instruments that are convertible into equity securities, could result in immediate and possibly significant dilutions to our existing shareholders.

Cash Flows

The following table summarizes our cash flows for the periods indicated. The numbers are expressed in U.S. dollars in thousands, except for percentages.

	For the Six Months Ended June 30, (In U.S. dollars in thousands)
	2025	2024
Net cash provided by (used in) operating activities	$3,920	$(6,741)
Net cash (used in) provided by financing activities	(2,116)	2,972
Effect of exchange rate changes	3,764	(4,376)
Net increase (decrease) in cash and cash equivalents	5,568	(8,145)
Cash and cash equivalents, at beginning of period	197,660	194,525
Cash and cash equivalents, at end of period	$203,228	186,380

We primarily fund our operations from our net revenues, bank loans and equity financing through private placements. During the six months ended June 30, 2025, our account receivables increased by approximately $7.7 million. We intend to continue focusing on timelier collections of account receivable which should enhance our cash flows. We anticipate that the major capital expenditure in the near future is for the further enhancement of our CHEERS App. For the six months ended June 30, 2025, our prepayments and other current assets increased by approximately $3.2 million, which was primarily caused by changes in prepayments to our vendors for customer acquisition.

To enhance its proposed growth, we anticipate raising capital through the issuance of equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Operating Activities

Net cash provided by in operating activities was approximately $3.9 million for the six months ended June 30, 2025, derived mainly from (i) net income of approximately $7.8 million for the six months ended June 30, 2025 adjusted for depreciation and amortization expenses of approximately $3.2 million and share-based compensation expenses of approximately $3.4 million, and (ii) net changes in our operating assets and liabilities, principally comprising of an increase of approximately $7.7 million in accounts receivable due to delayed payments from one customer, an increase of approximately $3.3 million in prepayments to our vendors because we increased our purchase of content production which required of repayments, a decrease of approximately $0.6 million in accounts payables as we improved our payment process, and an increase of approximately $1.1 million in other tax payable.

Net cash used in operating activities was approximately $6.7 million for the six months ended June 30, 2024, derived mainly from (i) net income of approximately $12.4 million for the six months ended June 30, 2024 adjusted for depreciation and amortization expenses of approximately $1.7 million and deferred tax benefits of approximately $0.6 million, and (ii) net changes in our operating assets and liabilities, principally comprising of an increase of approximately $17.8 million in prepayments to our vendors because we increased our purchase of content production which required of repayments, a decrease of approximately $6.9 million in accounts payables as we improved our payment process, and an increase of approximately $4.4 million in other tax payable with increase in revenues.

Investing Activities

For the six months ended June 30, 2025 and 2024, we did not report cash provided by or used in investing activities.

Financing Activities

Net cash used in financing activities was approximately $2.1 million for the six months ended June 30, 2025, which was primarily derived from repayment of bank loans of approximately $9.7 million, partially net off by proceeds of approximately $7.6 million from bank loans.

Net cash provided by financing activities was approximately $3.0 million for the six months ended June 30, 2024, which was primarily derived from proceeds of approximately $7.1 million from bank loans, loans of approximately $0.2 million from a related party, partially net off by a repayment of bank loans of approximately $4.2 million.

Please refer to “Notes to Unaudited Condensed Consolidated Financial Statements—Note 9. Bank Loans” for the details of loan terms and interest rates.

Off-Balance Sheet Arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interests in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and development

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We compete aggressively for engineering talent and work closely with top IT firms through outsourcing to address challenges such as AI recommended search engine, block chain scoring e-mall, network games battle platform, data warehouse, social networking E-commence V3.0, video media warehouse. For the six months ended June 30, 2025 and 2024, our research and development expenditures were approximately $2.3 million and $1.4 million, respectively. In addition, intangible asset was approximately $38.8 million and $40.5 million as of June 30, 2025 and December 31, 2024, respectively. For the six months ended June 30, 2025, we acquired intangible assets of approximately $0.7 million through settlement of prepayments. We plan to continue investing in and improving our CHEERS App to further increase user friendliness, functionality and efficiency.

D. Trend information

See “A. Operating Results” of this Operating And Financial Review And Prospects and “Item 3.D. Key Information—Risk Factors” of 2024 Form 20-F.

E. Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this report.

A list of critical accounting policies, judgements and estimates that are relevant to us is included in note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Recently issued accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.